February 2, 2023

Mr. Christina DiAngelo-Fettig

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Re:

Sparrow Funds, File Nos. 811-08897, 333-59877

Dear Ms. DiAngelo-Fettig:

On January 11, 2023 you provided oral comments with respect to the Sparrow Growth Fund (the “Fund”) Annual Report dated August 31, 2022.  The Fund is a series of Sparrow Funds (the “Registrant”).  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1:  In future filings, please disclose in Note 4 to the Financial Statements how often management fees are paid.

Response:  The Registrant undertakes to make such disclosure in future filings.

Comment 2:  In future filings, in the Fund’s disclosure regarding the Liquidity Risk Management Program,  please consider including that the Board also reviewed the Liquidity Risk Management Program.

Response:  The Registrant undertakes to make such disclosure in future filings.

Comment 3:  Item 3 of Fund’s Form N-CSR identifies Richard Priest as the audit committee financial expert.  Please update accordingly.

Response:  The Registrant undertakes to update its Item 3 disclosure in future filings to note that Donald Hake is an audit committee financial expert because of his extensive experience as a controller and his skills in preparing, auditing and evaluating financial statements.

Comment 4:  Item 4(b) of the Fund’s Form N-CSR discloses a dollar amount of the Fund’s audit related fees.  Please explain in correspondence what those fees were for and disclose the nature of the services provided in future filings.

Response:  The Registrant notes that the $750 audit-related fees were for the review and preparation of the auditor’s opinion and consent.

Comment 5:  Please note that Items 4(i) and (j) are new to Form N-CSR.  Please indicate in correspondence what those answers would have been and disclose these items in future filings.

Response:  The Registrant undertakes to make such disclosure in future filings.  The Registrant notes that its responses to both Items 4(i) and (j) would have been “not applicable” as the Fund’s registered public accounting firm does not have a branch or office in a foreign jurisdiction outside the reach of the Public Company Accounting Oversight Board.

Comment 6:  Item 4(d) of the Fund’s certification includes outdated language.  Item 4(d) has been updated to reflect the Fund’s certification “for the period covered by the report”  rather than for a particular quarter.  Please file an amended N-CSR to correct the certification and update the certification as of the date of filing.

Response:  An amended Form N-CSR was filed on February 2, 2023.

Comment 7:  There has been a consideration fluctuation in the Fund’s portfolio turnover rate for the 2022 fiscal year in comparison to the prior fiscal year.  Please note that Item 16(e) of Form N-1A requires the Registrant to explain any significant variation in portfolio turnover.

Response:  The Registrant undertakes to include disclosure pursuant to Item 16(e) of Form N-1A in future filings.  The Registrant notes that the variation in portfolio turnover for the fiscal year ended August 31, 2022 was due to a market shift as the economy re-opened from the pandemic and companies that once benefited from various shelter-in-place mandates were no longer in favor.

If you have any questions or additional comments, please call me at (614) 469-3217 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng